2024 REPORT

AllSides


Carrier
3:50 PM
AllSides
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LETTER

Dear investors,

2024 was a defining year for AllSides—not because we transformed, but because we delivered. We executed with focus, made smart investments, and laid the kind of foundation that sets a company up for long-term growth.

Back in 2022, we achieved operational profitability as a focused news and media bias rating company. In 2023, we made the strategic choice to grow into something much bigger—to seize the opportunity of the much larger market and to position ourselves at the forefront of a new era of a credible information ecosystem.

Since then, we've been in what we call "investment mode." That's meant building, refining, and strengthening every part of the

business—from our technology and product offerings to our operational infrastructure and partnerships. We're proud of the groundwork we've laid and the progress we've made. AllSides is now better positioned than ever to scale its impact and revenue. One thing we've noticed: many investors still think of AllSides as just a media outlet or a bias ratings site. But that's like thinking Amazon was just a bookstore in the '90s. Amazon was really about building a reliable, trustworthy ecommerce ecosystem, a complete platform. AllSides today is really building a reliable, trustworthy information ecosystem–a complete platform.

We're addressing one of the most pressing challenges of our time: helping people make sense of the world in an era overwhelmed by bias, misinformation, and noise. We're building a platform for credible information that empowers understanding—not just among individuals, but across organizations, institutions, and entire communities.

As more investors recognize that we're not simply in the media business—we're building critical infrastructure for a credible, scalable information ecosystem—they're beginning to see the scale of the opportunity.

We need your help!

1) Share AllSides with potential clients– media companies, schools, government, businesses, and non-profits. Watch for the release in mid-May of our brand new tools and services page. We will send you an update when it is live and ready for sharing!
2) Share AllSides content with friends, family and your community– we all need to understand the full picture more than ever. Sharing content from AllSides increases our collective impact and your ROI!

Sincerely,

John Gable

CEO, Board of Directors Chair

Joan Blades
_____

co-founder

Alice Sheehan
_____

COO/CFO

How did we do this year?

REPORT CARD



☺ The Good

The market for balanced information is increasing. AllSides had 4 times as many unique users in March 2025 than one year ago.

We launched the beta version of the Bias Checker, an AI-powered tool that instantly assesses the bias of any news article on demand.

Sustaining Membership revenue increased 13 and ad revenue by 49%. Retention rate is an impressive 97.5%.

☹ The Bad

Increased competition shows a growing market, but AI-faked ratings risk trust and could devalue media bias scores across the board.

Sales are slower than forecasted, but we're scaling by hiring talent, refining messaging, and using our traffic to drive leads.

refining messaging, and using our traffic to drive leads.

NA

2024 At a Glance

January 1 to December 31


$$$$

$564,369 +15%
Revenue



-$1,451,188
Net Loss


IOU!

$558,506 +21%
Short Term Debt



$241,311
Raised in 2024



$67,517
Cash on Hand
As of 07/25/24

INCOME BALANCE NARRATIVE




$492,771

$564,369

-$1,191,479

-$1,451,188

2023

2024

Net Margin: -257%   Gross Margin: -30%   Return on Assets: -295%   Earnings per Share: -$4.84

Revenue per Employee: $56,437   Cash to Assets: 16%   Revenue to Receivables: 1,233

Debt Ratio: 538%

📄 AllSides_Inc_Financials_and_CPA_Review_Report__2022_and_2021___1_.pdf

📄 AllSides_Inc_Financials_and_CPA_Review_Report__2023_and_2022___1_.pdf

📄 AllSides_Technologies_Inc._-_Annual_Financial_Statements_Audit_Report_2024_-_Final_Executed.pdf

We  Our 621 Investors

Thank You For Believing In Us

Pramod Rustagi	Zach Shaw	Isaac Wiedmann	Michael Balle	LD Freeman	Sudarshana Reddy...
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Gary H	Saji Azerf	Cathy Fritz	Jeremy Bowman	Jessi Henderson	Paul Witte
Adam Daniel	Yi Chang	Laura Kramer	Leslie Taylor	David Fournet	William WHITAKER
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Eric Bischoff	Clifford Bodenweiser	Christina Angle	Brian Whitney	Daniel Roeder	Jason Trent
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Larry Moneta	Melissa Wilcox	Bob McNamara	Vincent B. Collins	George Penney	Jeremy Sanders
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Michel Reid
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Jon Grazer
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Teach Different...
Joshua Childers
Karen Cahill
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Yoshi R Monserrate
Lisa Cunha
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Greg Bernstein
Mary Jo Hamilton
Lisa Pysher
Laura F.
Nancy Bauer
Robin Shafer
Carla Schumaker
Chris Cretel
Michelle Cohen
Rosamond L PRINCE
Thom Horn
Nathan Kerr
Vito Ruiz
Stephen Wise
Steve Roach
Dana Allison
Charles Morrison
Dov Brand
Kim Puckett
Adam Tanner
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Carol MacDonald
Evan Olson

Justin Morton
Stephanie And David...
T Germain
Edward Winslow, MD
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Vincent Bellitti
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Robert DeWoskin
Christina Caldwell
William Robertson
Harriet Esther Allen
Raina Bridge
Nadeen Rosebrook
Stephe Faust
Fahed Al-Sumait
Douglas K McNally
James McManus
Arber Masati
Elia Aguirre
Lindsey Boyer
Kimberly McBride
Elizabeth Kitchen
Douglas Jonart
Tetsu Tokunaga
Noah Vaughan
Daniel Vinsand
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Steve Seeger
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Michele Risinger
Mark Brandly
Troy McCartney
Derek Selby
Doug Edenfield
Luke Teal
J B Orris
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Daniel J Daly
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Arthur W Pattee
J Randall Short
Bruce Loveless
Bridget Bohan
Julia Barol
Amanda Stenson
Hannah Leary
Heather Hisserich
Arun Konam

Michael Uniacke
John W. Penney
Jim Sides
Julie Corey
Ronald Mackiewicz
Gary William Fresen
George Ritchie
Christopher Sorensen
Kristen Reid-Ortiz
Zachary Vaughn
Phillip Warner
Michael Heisler
Luke Wieser
Jeff Larsen
Hannah Kinmonth-...
Steven M Coppola
Andrew Gothard
Catherine A Buckman
Jennifer Turner
Nora Nevera
Eric Foster
Lewis Garlisi
Larry HOPT
Beth Ballentine
Courtney McCann
Eric Wheaton

Thank You!

From the AllSides Team



John Gable

CEO, Board of Directors Chair

30+ years creating and managing tech solutions and founding companies | MBA | Netscape, Microsoft, Kavi (sold), Check Point Software



Scott McDonald

CTO, Board of Directors

20+ years IT, development, technology software | Check Point Software, BitTorrent, Thump Radio



Joan Blades [in]

Board of Directors

35+ years as a serial entrepreneur, nonprofit manager and mediator | JD | Co-founder LivingRoomConversations.org, MomsRising.org, MoveOn.org &...



Alice Sheehan

COO / CFO

15+ years lean operations, finance, schools | GE Aviation (now Aerospace), KIPP Public Schools

Details

The Board of Directors

Director	Occupation	Joined

John Gable	CEO @ AllSides	2023
Scott Mcdonald	CTO @ AllSides	2023
Joan Blades	Founder @ Living Room Conversations	2023

Officers

Officer	Title	Joined
John Gable	CEO	2023
Alice Sheehan	COO	2023
Scott Mcdonald	CTO	2023

Voting Power ❓

Holder	Securities Held	Voting Power
John Gable	227,773 Preferred and Common Shares	75.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2021	$45,000		Section 4(a)(2)
06/2023	$2,100,000	Preferred Stock	Section 4(a)(2)
06/2023	$199,000		Other
06/2023	$2,500,000		Other
08/2023	$150,000	Common Stock	Section 4(a)(2)
07/2024	$241,311		4(a)(6)
	$107,485		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
03/31/2021	$45,000 ❓	7.0%	15.0%	$10,000,000	12/31/2023 ❓

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Stephanie Bond ❓	06/01/2023	$199,000	$168,101 ❓	%	12/31/2027	Yes
John Gable ❓	06/30/2023	$2,500,000	$1,683,500 ❓	%	06/01/2028	Yes

Related Party Transactions

Name	Mediators Foundation
Amount Invested	$34,560
Transaction type	Other
Issued	01/31/2024
Relationship	Fiscal Sponsor of AEF

During 2024, the Company collaborated with Mediators Foundation, a related party due to common ownership and directorship, wherein the Company is collaborating to develop the "Mismatch Platform". Total revenue earned from Mediators Foundation for the period ending December 31, 2024, was $34,560, and the receivable balance as of December 31, 2024, was $48,925 and the same has been reserved with a loss allowance.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock (Cs)	300,000	200,001	Yes
Preferred Stock (Ps)	100,000	100,000	Yes

Warrants: 0

Options: 49

Form C Risks:

Valuation of any company at this stage is difficult to assess, especially for early and pre-revenue technology companies. The valuation for the offering was established by the company using comparable companies at similar stages in the Media, EdTech, Information and AI industries and is believed to be reasonable. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the company and is believed to be reasonable.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The company may be subject to future risks related to its brand. The company needs to maintain a brand as a fair and trusted source of information, and any breach to that trust could impact the company's public image and eventual bottom line.

The market for balanced news and credible information is gaining increased interest and new competitors enter the market each month, increasing the competition for AllSides to stand out.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Future fundraising may affect the rights of investors. In order to expand, AllSides is likely to raise funds again in the future to generate revenue growth and invest in new technologies, either by offerings of securities or through borrowing from banks or other sources. Subsequent financing may dilute the ownership interest of our stockholders at the time of the financing and may dilute the value of their stock.

Projected growth in AllSides is dependent on bets we are making on the value of new products that use AI, cluster mapping, natural language processing, and crowd wisdom, plus our team's expertise and ability to bring them to market.

The Company has entered into a Loan Agreement with PNC Bank via John Gable, in which the Company has outstanding borrowed indebtedness of $1,683,500 to help fund the growth of AllSides (the "Loan"). The Loan accrues monthly interest at the sum of the Bloomberg Short-Term Bank Yield Index rate administered by Bloomberg Index Services Limited plus 1.5 percentage points.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

AllSides Technologies, Inc.

Delaware Public Benefit Corporation
Organized May 2023
10 employees
8275 E 11th Ave. #200241
Denver CO 80220-9998 https://allsides.com

Business Description

Refer to the AllSides profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

AllSides is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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